UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant’s name into English)

8081 LOUGHEED HIGHWAY, BURNABY, B.C., CANADA, V5A 1W9
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Nine-Month Period Ended September 30, 2004
99.2	Management Discussion and Analysis for the Interim Financial Statements for the Nine-Month Period Ended September 30, 2004
99.2	Form 52-109F2 - Certification of Interim Financial Statements - CEO
99.4	Form 52-109F2 - Certification of Interim Financial Statements - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.

Date: November 15, 2004	By:	/s/ Brian Richards Brian Richards Chief Financial Officer